GRAYSCALE FUNDS TRUST 485BPOS

Exhibit 99(m)(ii)

SCHEDULE A

 to the

DISTRIBUTION AND SERVICE PLAN

Dated May 9, 2024

as amended and restated January 27, 2025

Fund	Fee Rate (per annum of the average daily net assets of the Fund)	Commencement Date
Grayscale Privacy ETF	0.25%	[___]
Grayscale Bitcoin Miners ETF	0.25%	[___], 2025